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Exhibit 99(a)(8)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING COMMON SHARES AND SERIES A PREFERRED SHARES
(INCLUDING COMMON SHARES ISSUABLE UPON EXERCISE OF OPTIONS)

OF

CLARY CORPORATION
AT
$2.00 NET PER COMMON SHARE
$5.50 NET PER SERIES A PREFERRED SHARE

BY

DYNAMIC POWER CORPORATION,
a corporation owned and controlled by
ADDMASTER CORPORATION and
MEMBERS OF THE JOHN G. CLARY FAMILY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 P.M. NEW YORK TIME,
ON THURSDAY, JANUARY 16, 2003,
UNLESS THE OFFER IS EXTENDED.

December 17, 2002

To Our Clients:

        Enclosed for your consideration are the Offer to Purchase, dated December 17, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") in connection with the offer by Dynamic Power Corporation, a California corporation (the "Purchaser") owned and controlled by Addmaster Corporation and members of the John G. Clary family, to purchase all of the issued and outstanding common shares, $1.00 par value per share, and Series A preferred shares, $5.00 par value per share, of Clary Corporation (the "Company") including all common shares (the "Option Shares") issuable upon the exercise of outstanding vested employee stock options (each common share, preferred share, and Option Share of the Company are referred to as a "Share" and in the aggregate as the "Shares"), beneficially owned by persons other than the Purchaser, for $2.00 per common share and $5.50 per Series A preferred share, payable net in cash without interest (such amounts or any greater amounts per share paid pursuant to the Offer is referred to as the "Offer Price") and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Holders of options having exercise prices under the Company's stock option plan of less than $2.00 per share will have the opportunity to exercise their options conditionally, that their exercise will only take effect if the Purchaser accepts their Option Shares for payment. The Purchaser is offering to pay the holders of such options $2.00 per Option Share less the per share exercise price and any required withholding taxes for each Option Share purchased in the Offer. Also enclosed is the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

        Shareholders whose certificates evidencing Shares (the "Share Certificates") are not immediately available or who cannot deliver their Share Certificates and all other documents required by the Letter of Transmittal to U.S. Stock Transfer Corporation prior to the Expiration Date (as defined in Section 9 of the Offer to Purchase, unless the Offer is extended) or who cannot complete the procedure for delivery by book-entry transfer to the depositary's account at the Book-Entry Transfer Facility (as defined in Section 10 of the Offer to Purchase) on a timely basis and who wish to tender their Shares must do so pursuant to the guaranteed delivery procedure described in Section 10 of the Offer to Purchase. See Instruction 2 of the Letter of Transmittal. Delivery of documents to the Book-Entry

Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

        This material is being sent to you as the beneficial owner of Shares held by us for your account but not registered in your name. We are the registered holder of Shares held by us for your account. A tender of such Shares can be made only by us as the registered holder and pursuant to your instructions. The Letter of Transmittal is being furnished to you for your information only and cannot be used by you to tender shares held by us for your account.

        We request instructions as to whether you wish to have us tender on your behalf any or all of the Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase.

        Your attention is directed to the following:

  1.
  The offer price is $2.00 per common share and $5.50 per Series A preferred share, payable net in cash, without interest thereon, less any applicable withholding taxes.

  2.
  The Company's Board of Directors (with two Purchaser-affiliated directors attending and abstaining, and one not attending), based in part upon the recommendation of a special committee of disinterested directors, has unanimously approved the Offer, the Merger Agreement (as defined below) and the Merger (as defined below), and has unanimously determined that the Offer, the Merger Agreement and the Merger are advisable and fair from a financial point of view to, and in the best interests of, the unaffiliated Shareholders of the Company and recommends that the unaffiliated Shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

  3.
  The Offer and withdrawal rights expire at 8 p.m., New York time, Thursday, January 16, 2003, unless the Offer is extended.

  4.
  The Offer is being made for all outstanding common shares and Series A preferred shares, including Option Shares.

  5.
  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 17, 2002 (the "Merger Agreement"), between the Purchaser and the Company, pursuant to which, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser intends to merge with and into the Company under California law.

    The purpose of the Offer is to acquire the entire equity interest in the Company. The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, following the consummation of the Offer, upon the terms and subject to the conditions of the Merger Agreement and California General Corporation Law (the "CGCL"), the Purchaser shall act to merge the Company and the Purchaser in a "short-form" merger (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving entity under the CGCL and will be a privately held company, wholly-owned by Addmaster Corporation and certain members of the John G. Clary family. At the time the Merger becomes effective, each then outstanding Share (other than Shares (a) owned by the Purchaser, which Shares, by virtue of the Merger, will be cancelled and retired and will cease to exist with no payment being made with respect thereto, and (b) held by holders who properly exercise their appraisal rights in accordance with the CGCL) and will, by virtue of the Merger and without any action on the part of the holders of the Shares, be cancelled and without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per Share equal to the Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such Shares. See Sections 4 and 18 of the Offer to Purchase. The consummation of the Merger is subject to the satisfaction or waiver, where permissible, of certain conditions. See Section 19 of the Offer to Purchase.

    Under the CGCL, the Merger may not be accomplished for cash paid to the Company's shareholders if the Purchaser owns directly or indirectly more than 50% but less than 90% of the then outstanding shares, unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves the terms and conditions of the Merger and the fairness thereof after a hearing. In addition, under the CGCL, the Merger may not be accomplished without the delivery of a fairness opinion to the Company. That opinion has been delivered by The Mentor Group, the financial advisor to the special committee of disinterested directors of the Company's Board of Directors.

  6.
  The Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period and any extensions thereof for the Offer that number of Shares which, together with any Shares then beneficially owned by the Purchaser, represents at least 90% of each class of outstanding Shares on a fully diluted basis on the date of purchase. See Section 19 of the Offer to Purchase.

        Tendering Shareholders whose Shares are registered in their own name and who tender their Shares directly to the depositary will not be obligated to pay brokerage fees or commissions on the purchase of Shares by the Purchaser pursuant to the Offer. Tendering Shareholders who hold Shares through a broker or bank will need to check with such institution as to whether they will be charged any service fee. Except as set forth in Instruction 6 of the Letter of Transmittal, the Purchaser will pay stock transfer taxes, stamp duty or other such taxes incident to the transfer to it of validly tendered Shares.

        The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal, and any supplements or amendments thereto, and is being made to all holders of Shares (other than the Purchaser). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities laws, blue sky laws or any other laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

        If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form contained in this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary of (1) certificates for, or a timely Book-Entry Confirmation (as defined in Section 10 of the Offer to Purchase) with respect to, such Shares, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 10 of the Offer to Purchase, an Agent's Message (as defined in Section 10 of the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering Shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the depositary. The Purchaser will not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

        If holders of Shares wish to tender Shares, but it is impracticable for them to forward their Share Certificates or other required documents to the depositary prior to the Expiration Date or to comply with the procedures for book-entry transfer on a timely basis, a tender may be effected by following the guaranteed delivery procedures specified under Section 10 of the Offer to Purchase.

Instructions With Respect to the Offer to Purchase for Cash
All Outstanding Common Shares and Series A Preferred Shares
(Including Common Shares Issuable Upon Exercise of Options)

of

CLARY CORPORATION
at
$2.00 Net Per Common Share
$5.50 Net Per Series A Preferred Share

by

DYNAMIC POWER CORPORATION,
a corporation owned and controlled by
ADDMASTER CORPORATION and
MEMBERS OF THE JOHN G. CLARY FAMILY

        The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated December 17, 2002, and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") in connection with the offer by Dynamic Power Corporation, a California corporation (the "Purchaser") owned and controlled by Addmaster Corporation and members of the John G. Clary family, to purchase all of the Company's issued and outstanding common shares, $1.00 par value per share, and Series A preferred shares, $5.00 par value per share, including all common shares (the "Option Shares") issuable upon the exercise of outstanding vested employee stock options (each common share, preferred share, and Option Share of the Company are referred to as a "Share" and in the aggregate as the "Shares"), held by persons other than the Purchaser, for $2.00 per common share and $5.50 per Series A preferred share, net payable in cash without interest (such amounts or any greater amounts per share paid pursuant to the Offer are referred to as the "Offer Price") and subject to the conditions set forth in the Offer to Purchase, and the Letter of Transmittal. Holders of options having exercise prices under the Company's stock option plan of less than $2.00 per share will have the opportunity to exercise their options conditionally, so that their exercise will only take effect if the Purchaser accepts their Option Shares for payment. The Purchaser is offering to pay the holders of such options $2.00 per Option Share less the per share exercise price and any required withholding taxes for each Option Share purchased in the Offer.

        This will instruct you to tender to the Purchaser the number of Shares indicated below (or, if no number is indicated below, all Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Number of shares to be tendered (indicate if common or preferred):*

SIGN HERE (Signature(s)):

Account Number:

Please type or print name(s):

Please type or print address(es) here:

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number(s):

Dated:

*
Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

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OFFER TO PURCHASE FOR CASH ALL OUTSTANDING COMMON SHARES AND SERIES A PREFERRED SHARES (INCLUDING COMMON SHARES ISSUABLE UPON EXERCISE OF OPTIONS) OF CLARY CORPORATION AT $2.00 NET PER COMMON SHARE $5.50 NET PER SERIES A PREFERRED SHARE BY DYNAMIC POWER CORPORATION, a corporation owned and controlled by ADDMASTER CORPORATION and MEMBERS OF THE JOHN G. CLARY FAMILY
Instructions With Respect to the Offer to Purchase for Cash All Outstanding Common Shares and Series A Preferred Shares (Including Common Shares Issuable Upon Exercise of Options) of CLARY CORPORATION at $2.00 Net Per Common Share $5.50 Net Per Series A Preferred Share by DYNAMIC POWER CORPORATION, a corporation owned and controlled by ADDMASTER CORPORATION and MEMBERS OF THE JOHN G. CLARY FAMILY